TSX:GNG
www.goldengoliath.com

GOLDEN GOLIATH PREPARES FOR 2017 EXPLORATION

Vancouver, Canada, June 5, 2017  Golden Goliath Resources Ltd. (TSX.V  GNG ) (US: GGTH-F)

The Company is pleased to announce that it is preparing to start its 2017 exploration program on its 100% owned San Timoteo property, located in the Uruachic mining district in Chihuahua Mexico. The program will be a continuation and expansion of the work conducted in 2016 designed to strengthen and increase the number of drill targets to be tested in an upcoming major drilling program.

The 2016 program involved using the Company’s Terraspec machine to analyze clay minerals from existing, property wide, drill core and other samples including samples from the area of the 500 level San Martin adit.  That work showed that the Level 5 tunnel at San Martin (the lowest old working on the San Timoteo property), is above the “bonanza zone” or paleo boiling level indicating greater potential at depth.

Previous, detailed mapping and rock channel sampling within the Level 5 tunnel revealed that there are three mineralized shoots exposed within San Martin. A zone of manto, or blanket, style mineralzation was also identified in this area. The shoot closest to the entrance of the 500 level tunnel is known as Manatial. This structure is exposed for 32 metres with a weighted average of 0.301 ppm gold and 212 ppm silver. In the central area of the tunnel, the La Cascada structure is exposed for 78 metres and averages 0.629 ppm gold and 68 ppm silver. At the far end of the 500 level, the Pozo de Agua structure is exposed for at least 84 metres, with continuous channel sampling averaging 0.795 ppm gold and 251 ppm silver. Additional non continuous sampling outside of this section also returned good values. The true thickness and grade of the blanket or manto style mineralization is not certain due to limited exposure.

The 2017 program will expand the Terraspec coverage and acquire and incorporate geological, geochemical and structural data from other workings to select specific drill targets in areas further away from the San Martin mine targets.  Favourable porphyryitic intrusives underlie a significant portion of San Timoteo and the target “Bonanza Zone” which overlies them covers a large area of the property.

CEO Paul Sorbara says; “San Timoteo presents an excellent, low risk target. The exposed high grade zones in the No 5 level are sure fire hits and The bonanza zone property wide is not explored. A great plus for us is that Golden Goliath will be able to take advantage, at no cost to us, of recent nearby developments resulting from the discovery of the Orisyvo deposit to lower the threshold needed for an economic project at San Timoteo. These developments include expensive infrastructure improvement projects, such as widening and paving the access road, putting in concrete bridges and even the expected construction of a mill at Orisyvo.”  The Orisyvo deposit, which lies about 11 km from San Timoteo, is believed to be epithermal in nature and associated with an intrusive body at depth and has indicated and inferred resources of 8.9 M oz of gold and 12.6 m oz of silver.

About Golden Goliath

Golden Goliath Resources Ltd. is a junior exploration company listed on the TSX Venture Exchange (symbol GNG). The Qualified Person for the information regarding Uruachic project is J. Paul Sorbara M.Sc., P.Geo. The Company is focused on exploring and developing the gold and silver potential of an historic mining camp located in the world famous Sierra Madre Occidental Mountains of northwestern Mexico. Golden Goliath’s San Timoteo property claims are owned 100% by the Company and are fully paid for with no property option or purchase payments to make.

To find out more about Golden Goliath visit our website at www.goldengoliath.com.

FOR MORE INFORMATION CONTACT:
Golden Goliath Resources Ltd.
J. Paul Sorbara, M.Sc., P.Geo
President & CEO
Phone: +1(604) 682-2950   Email: jps@goldengoliath.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.